SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2009

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly-Held Company
CNPJ/MF 02.558.115/0001 -21
NIRE 33.300.276.963

MINUTES OF THE BOARD OF DIRECTORS’ MEETING
HELD ON NOVEMBER 27TH, 2009

DATE, TIME AND PLACE: On November 27th, 2009, at 08:30 am, in the Meeting Hall of the Board of Directors, located at Avenida das Américas, No. 3.434, 1st Block, 6th floor, Barra da Tijuca, in the City and State of Rio de Janeiro.

ATTENDANCE: The Board of Directors of TIM Participações S.A. (“Company”) was gathered at the date, time and place above mentioned, in the presence of Messrs. Mario Cesar Pereira de Araujo and Luca Luciani, members of the Company’s Board of Directors. Pursuant to the provided for in the Section 29, paragraph 2nd of the Company’s By-Laws, Messrs. Maílson Ferreira da Nóbrega, Andrea Sandro Calabi and Stefano de Angelis attended the meeting by means of conference call, while Messrs. Gabriele Galateri di Genola and Carmelo Furci attended the meeting by means of video-conference. It shall be recorded hereby the justified absence of Mr. Manoel Horácio Francisco da Silva. Also attended the meeting Messrs. Claudio Zezza, Chief Financial and Investor Relations Officer, Beniamino Bimonte, Chief Human Resources Officer, Antonino Ruggiero, Chief Wholesale Officer, and Alessandra Catanante, General Secretary of the Board of Directors.

BOARD: Mr. Mario Cesar Pereira de Araujo – Chairman; and Mrs. Alessandra Catanante – General Secretary.

AGENDA: (1) Relevant notices to the Board of Directors – activities carried out by the Special Advisory Committees: Compensation Committee and Internal Control and Corporate Governance Committee; (2) Strategic Session; (3) Resolve on the proposed calendar of the Board of Directors’ Meetings for the year of 2010; (4) Resolve on the modification in the composition of the Board of Executive Officers of the Company; (5) Acknowledge and analyze the acts to be practiced by the Officers of the Company, as well as approve the disclosure of a Material Fact, with respect to the negotiations and commercial modifications regarding the Merger Agreement, entered into between the Company and Holdco Participações Ltda. (“Holdco”) and, as intervening parties, the controlling shareholder of the Company, TIM Brasil Serviços e Participações S.A. (“TIM Brasil”), Intelig Telecomunicações Ltda. (“Intelig”), Docas Investimentos S.A. (“Docas”), JVCO Participações Ltda. (“JVCO”), Botofoga Limited (“Botofoga”) and Mr. Leo Julian Simpson (“Leo Simpson”) (the “Merger Agreement”), and the other documents and agreements related to it; and (6) Other matters related to the items of the agenda or even of general interest to the Company.

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RESOLUTIONS: Upon review and discussion of the matters included in the Agenda and the related material, which shall be duly filed in the Company’s headquarters, the Board Members resolved to, by unanimous vote: (1) acknowledge about the activities carried out by the Compensation Committee and by the Internal Control and Corporate Governance Committee, in the last meeting of the referred bodies, both of them held on November 26th, 2009; (2) acknowledge the strategies to be adopted by the Company in the next fiscal year, pursuant to the material presented to the Board Members; (3) approve the proposed calendar of the Board of Directors’ Meetings for the year of 2010, pursuant to the material presented to the Board Members; (4) elect, to the position of Chief Supplies Officer, as replacement of Mr. Luca Luciani, which had been elected, on an interim basis, in the Board of Directors’ Meeting held on September 25th, 2009, Mr. Daniel Junqueira Pinto Hermeto, Brazilian citizen, married, electrician engineer, bearer of the identity card No. 23.804.412 -9 SSP/SP, enrolled with the Individual Taxpayers’ Registry (“CPF/MF”) under No. 004.078.756 -70, domiciled at Avenida das Américas, No. 3.434, 6th block, Barra da Tijuca, in the City and State of Rio de Janeiro, which shall complete the respective term of office, remaining in office until the first Board of Directors’ Meeting to be held after the Annual Shareholders’ Meeting of the year 2010; (5) ratify and acknowledge the agreements and their amendments to be executed by the Officers of the Company, as well as approve the disclosure of a Material Fact, with respect to the negotiations and commercial modifications regarding the Merger Agreement, entered into between the Company and Holdco and, as intervening parties, TIM Brasil, Intelig, Docas, JVCO, Botofoga and Leo Simpson, and the other documents and agreements related to it, pursuant to the material presented to the Board Members, including with respect to the preliminary economic appraisal furnished by the appraiser bank; and (6) The Chairman of the Board informed the other Board Members about the receipt of resignation letters sent by Messrs. Oscar Cicchetti and Lorenzo Federico Zanotti Lindner to the positions of effective and alternate member of the Board of Directors, respectively, which resignations were filed and considered effective as from this date. Due to the referred resignations, the Board of Directors resolved, by unanimous vote, to elect Mr. Marco Patuano, Italian citizen, married, economist, bearer of the Italian passport No. YA0199760, valid until February 18th, 2019, enrolled with the CPF/MF under No. 058.876.927 -40, domiciled at Via Corso d’Italia, No. 41, in the City of Rome, Italy, to hold the position of an effective member of the Board of Directors until the next Company’s Shareholders’ Meeting, pursuant to the provided for in the Section 150 of the Law No. 6.404/1976 and in the Section 28, sole paragraph, of the Company’s By-Laws, while the position of its alternate member shall remain vacant. Notwithstanding, due to the resignation of Mr. Oscar Cicchetti to the position of effective member of the Board of Directors, which is recorded above, and consequently, due to his resignation as member of the Compensation Committee of the Company, the Board Members resolved, by unanimous vote, to elect Mr. Manoel Horácio Francisco da Silva to the position of member of the Compensation Committee of the Company.

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CLOSING: With no further issues to discuss, the meeting was adjourned and these minutes drafted as summary, read, approved and signed by all the Board Members. Directors: Messrs. Mario Cesar Pereira de Araujo, Gabriele Galateri di Genola, Luca Luciani, Carmelo Furci, Maílson Ferreira da Nóbrega, Andrea Sandro Calabi and Stefano de Angelis.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective book.

Rio de Janeiro (RJ), November 27th, 2009.

ALESSANDRA CATANANTE
General Secretary

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: November 30, 2009	By:	/s/ Claudio Zezza

Name: Claudio Zezza
Title: CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.